# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Drilling Tools International Corporation, CIK 0001884516
CUSIP: 26205E107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10370 Richmond Avenue, Suite 1000, Houston, Texas (TX), 77042
Date of event which requires filing of this statement: 09/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001056581

## Reporting persons
- Jeffrey L. Gendell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,849,553; sole dispositive power 0; shared dispositive power 1,849,553; aggregate amount beneficially owned 1,849,553 (5.2% of the class)
  Comment: The percentages used in this Schedule 13G are calculated based upon the 35,661,297 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Drilling Tools International Corporation (the "Company") issued and outstanding as of August 14, 2025, as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed with the Securities and Exchange Commission on August 14, 2025.

## Item 1. Issuer
Name of issuer: Drilling Tools International Corporation
Address of issuer's principal executive offices: The Company's principal executive offices are located at 10370 Richmond Avenue, Suite 1000, Houston, Texas 77042.

## Item 2. Person Filing
Name of person filing: This statement is filed by Jeffrey L. Gendell, a United States citizen ("Mr. Gendell"), with respect to 1,757,893 shares of Common Stock directly owned by Tontine Financial Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("TFP"), and with respect to 91,660 shares of Common Stock directly owned by Tontine Capital Overseas Master Fund II, L.P. a limited partnership organized under the laws of the State of Delaware ("TCOM II"). Mr. Gendell serves as (1) Managing Member of Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), which serves as general partner of TFP, and (2) Managing Member of Tontine Asset Associates, LLC, a limited liability company organized under the laws of the State of Delaware ("TAA"), which serves as general partner of TCOM II.
Address of principal business office or, if none, residence: The address of the business office of Mr. Gendell is 1 Sound Shore Drive, Suite 304, Greenwich, CT 06830-7251.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,849,553
Percent of class: 5.2
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,849,553
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,849,553

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
TM, the general partner of TFP, has the power to direct the affairs of TFP, including directing the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by TFP. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
TAA, the general partner of TCOM II, has the power to direct the affairs of TCOM II, including directing the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by TCOM II. Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Jeffrey L. Gendell: /s/ Jeffrey L. Gendell, Jeffrey L. Gendell (09/26/2025)